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UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D (Rule 13d-101)	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

DVI, Inc.

(Name of Issuer)

Common Stock, $0.005 par value

(Title of Class of Securities)

233343102

(CUSIP Number)

Demetrios Serghides
17-19 Omonias Avenue, 1st Floor
CY-3052 Limassol
Cyprus
Tel.: + 357 25 564 555

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Nikolai Krylov, Esq.

WINSTON & STRAWN LLP

200 PARK AVENUE

NEW YORK, NEW YORK 10166

(212) 294-6700

August 25, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 3d-1(b)(3) or (4), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 233343102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Flero Services Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Republic of Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 0 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 0 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,762,900 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 11.6% (See Item 5)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 233343102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Michael Vaiman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,762,900 (See Item 5)

	8.	Shared Voting Power 0 (See Item 5)

	9.	Sole Dispositive Power 1,762,900 (See Item 5)

	10.	Shared Dispositive Power 0 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,762,900 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 11.6% (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to common stock, par value $0.005 per share (the “Common Stock”), of DVI, Inc., a Delaware corporation (the “Company”). According to the Company’s Quarterly Report on Form 10-Q, as amended, for the fiscal quarter ended March 31, 2003 (the “Quarterly Report”), the principal executive offices of the Company are located at 2500 York Road, Jamison, Pennsylvania 18929.

Item 2.	Identity and Background

(a-c, f)     This Schedule 13D is being jointly filed by each of the following persons: (i) Flero Services Limited, a company organized under the laws of the Republic of Cyprus (“Flero”), by virtue of its direct beneficial ownership of 1,762,900 shares of Common Stock; and (ii) Dr. Michael Vaiman, the sole shareholder of Flero (“Mr. Vaiman”). Flero and Mr. Vaiman may each be referred to herein individually as the “Reporting Person” and collectively as the “Reporting Persons”.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of September 3, 2003, a copy of which is filed with this Schedule 13D as Exhibit 1 (which is hereby incorporated by reference), pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly.

Flero, a company primarily engaged in the securities investment business, is organized under the laws of the Republic of Cyprus and its principal office is located at 17—19 Omonias Avenue, Office 101—102, CY-3052, Limassol, Cyprus.

Mr. Vaiman, a citizen of Israel, resides at 10 Habozrim Street, Rishon, Lezion, Israel. He is a medical doctor currently serving as Chief Surgeon of Asaf Harofe Medical Center, Israel.

Mr. Demetrios Serghides (the “Manager”) is the sole director and executive officer of Flero. The Manager, a citizen of the Republic of Cyprus, is the managing director of Gainfield Enterprises Limited (“Gainfield”). Gainfield’s address, which is also the Manager’s business address, is 17—19 Omonias Avenue, 1st Floor, CY-3052, Limassol, Cyprus.

(d-e)        None of the Reporting Persons or, to the knowledge of the Reporting Persons, the Manager, during the last five years, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The beneficial ownership of 1,762,900 shares of Common Stock (the “Shares”) was acquired for an aggregate approximate purchase price of $1,933,453 with the proceeds from a loan agreement between Flero and Profeteria Co Limited, a lending company organized under the laws of the Republic of Cyprus (“Profeteria”), dated July 25, 2003 (the “Loan Agreement”).  Pursuant to the Loan Agreement, Profeteria has opened a credit line for Flero in the principal amount of $2 million, with interest accrued at the rate of five percent per year, for the acquisition of securities (and derivative financial instruments thereof) of the Company.

The summary contained in this Schedule 13D of certain provisions of the Loan Agreement is qualified in its entirety by reference to the Loan Agreement, a copy of which is filed with this Schedule 13D as Exhibit 2 (which is hereby incorporated by reference).

Item 4.	Purpose of Transaction

Flero purchased the Shares for investment purposes.  The Reporting Persons may, from time to time, and reserve the right to, change their plans or intentions and to take any and all actions that they deem appropriate to maximize the value of their investment, including, among other things, from time to time, acquiring additional securities of the Company, disposing of any securities of the Company owned by them or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Persons in light of market conditions, subsequent developments affecting the Company, the general business and future prospects of the Company, tax considerations or other factors, including but not limited to the Company’s decision to make a filing under Chapter 11 of the United States Bankruptcy Code, subsequent development relating thereto and the suspension of trading of the Company’s securities on the New York Stock Exchange.

Except as set forth above, neither any of the Reporting Persons nor, to the knowledge of the Reporting Persons, the Manager has any current intention, plan or proposal with respect to (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
(a-b) The Shares beneficially owned by Mr. Vaiman and Flero, which represent approximately 11.6% of the outstanding shares of Common Stock, were acquired in the following series of purchases:

Date	Number of Shares Acquired	Price Per Share in USD*	Aggregate Price in USD*
July 29, 2003	246,600	4.3880	1,082,092.48
August 5, 2003	68,800	0.9647	66,371.36
August 6, 2003	50,000	1.0133	50,665.00
August 7, 2003	52,500	1.0175	53,418.75
August 8, 2003	300,000	1.0200	306,000.00
August 25, 2003	745,000	0.3797	282,890.00
August 25, 2003	200,000	0.3101	62,015.50
August 25, 2003	100,000	0.3000	30,000.00
Total	1,762,900		1,933,453.09

* Including broker fees.

The negotiated off market private acquisitions as of July 29, 2003 and August 25, 2003 were consummated in the Republic of  Cyprus.  All other acquisitions were effected in the open market on the New York Stock Exchange.

To the knowledge of either Reporting Person, the Manager does not beneficially own any securities of the Company.

Mr. Vaiman, as the sole shareholder of Flero, has the sole power to vote and dispose of the Shares.
All of the percentages calculated in this Schedule 13D are based on an aggregate of 15,181,921 shares of Common Stock outstanding as of April 30, 2003 as disclosed in the Quarterly Report.

(c)           Except as set forth above, neither any Reporting Person nor, to the knowledge of either Reporting Person, the Manager, has effected any transaction in the securities of the Company in the 60 days prior to the date of this Schedule 13D.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in Item 2 and Item 3 above and except as set forth in Exhibit 1 and Exhibit 2 to this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description
1	Joint Filing Agreement dated as of September 3, 2003 between Flero and Mr. Vaiman
2	Loan Agreement dated July 25, 2003 between Profeteria and Flero

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 3, 2003

FLERO SERVICES LIMITED

By:	/s/ Demetrios Serghides
Name: Demetrios Serghides
Title: Sole Director/Executive Officer

MICHAEL VAIMAN

/s/ Michael Vaiman